Exhibit 99.1

Oncolytics Biotech® Inc. Announces Receipt of Qualification for Trading on the OTCQX and Nasdaq Notice of Delisting

CALGARY, Oct. 29, 2015 /CNW/ - Oncolytics Biotech® Inc. ("Oncolytics" or the "Company") (TSX:ONC; NASDAQ:ONCY) announced today that it has received notification from OTC Markets Group Inc. of its qualification for trading in the United States on the OTCQX® Best Market ("OTCQX").

In addition, the Company has received notice from the Nasdaq OMX Group ("Nasdaq") stating that, in accordance with Nasdaq listing rules, the Company's shares will be delisted from the Nasdaq Capital Market, effective from the opening of trading on November 5th, 2015, for not maintaining the minimum $1.00 per share required for continued listing under Listing Rule 5550(a)(2).

Oncolytics expects to begin trading on the OTCQX under the symbol "ONCY" on November 5th, 2015. Investors will be able to find current financial disclosure and Real-Time Level 2 quotes for the Company on www.otcmarkets.com.

The Company's shares continue to trade on the Toronto Stock Exchange ("TSX") under the symbol "ONC" and are in full compliance with TSX listing requirements. The Company's listing on the TSX is completely independent of, and will not be affected by, the status of its OTCQX quotation and its Nasdaq delisting.

About Oncolytics Biotech® Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future, including such things as the anticipated start of trading on the OTCQX, and other such matters are forward-looking statements and forward-looking information and involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, risks related to market conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statement and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: NATIONAL Equicom, Nick Hurst, 800 6th Ave. SW, Suite 1600, Calgary, Alberta T2P 3G3, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@national.ca; NATIONAL Equicom, Michael MooreSan Diego, CA, Tel: 858.886.7813, mmoore@national.ca; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 06:30e 29-OCT-15